Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Karma Baker, Inc.
1145 Lindero Canyon Rd.
Westlake Village, CA 91362
www.karmabaker.com

Up to $1,000,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Karma Baker, Inc.
Address: 1145 Lindero Canyon Rd. , Westlake Village, CA 91362
State of Incorporation: DE
Date Incorporated: October 01, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 200,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Tier 1 - $500+ = $50 Karma Kard

Tier 2 - $1000+ = $100 Karma Kard + "Eat Good Karma" Sweatshirt

Tier 3 - $2500+ = $250 Karma Kard + "Eat Good Karma" Sweatshirt

Tier 4 - $10,000+ = 25% off entire site for 1 year + "Eat Good Karma" Sweatshirt

The 10% StartEngine Owners' Bonus

Karma Baker, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 per share, you will receive and own 110 shares of Common Stock for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Karma Baker is a 100% plant-based AND 100% gluten-free bakery that is aiming to become a household brand name. We have revolutionized dessert and how it gets to you! Our mission is to bring tasty, enlightened, and environmentally-friendly baking to as many people as possible by delivering desserts to anywhere in the US.

Our 'fun food' not only looks and tastes great, but it's also healthy for you and the planet too! Karma Baker is the future of dessert now; we invite you to take a seat at the table as we bring Enlightened Baking to every home.

Karma Baker, Inc. is a Delaware corporation that converted from a California limited liability company (Karma Baker LLC) on November 29th, 2021

Competitors and Industry

The Vegan Dessert Market in the US is currently estimated over $960M in 2020 and is projected to grow at a rate of 10% per year until 2027 and is predicted to reach $1.6B in revenue by 2027.* *Source: Grand View Research: Vegan Desserts Market and Market Analysis 2020

Karma Baker has several major competitors in the Vegan Dessert market. Some of the top competitors in our industry include: Grupo Bimbo (Emmy's Organics Cookie Company) Daiya Foods Milk Bar Goldbelly Mayas Cookies.

Grupo Bimbo is the industry leader as the World's biggest baking company and they just purchased Emmy's Organics, the mission-led maker of 'hippie' gluten-free and vegan cookies*.

Daiya Foods with annual sales over $60M also owns significant market share in the Vegan and Gluten Free dessert market. Milk Bar are direct competitors in the dessert delivery market. They do not sell vegan and gluten free desserts however they are estimated to have an annual sales over $20-$24M.

Mayas Cookies is of similar size and development. They are private company with a rapidly growing share of the online delivery vegan dessert market.

Despite the present competitive landscape, the Company stands out in the vegan and gluten free dessert delivery market industry because as pioneers we have a head start on the competition with an exemplary product and delivery service on our incredibly well designed direct to consumer website.
*https://www.bakeryandsnacks.com/Article/2021/08/11/World-s-biggest-baking-company-snaps-up-mission-led-maker-of-hippie-gluten-free-and-vegan-cookie

Current Stage and Roadmap

Karma Baker is an online direct-to-consumer business. We sell freshly baked goods at www.KarmaBaker.com and deliver them via FedEx to our customers in all 50 states (with Canada on the horizon). We bake fresh-to-order and ship our desserts frozen. Right now, we're able to bake and ship all orders within 36 hours after an order is placed. Transit times are between 1-3 days.

We believe that the quality and dedication that goes into making our products is what sets us apart from other bakeries. In 5 years we aim to:

Open 3 more satellite bakeries in major cities that are centrally located with high demand for vegan desserts (i.e. New York, Chicago, and Austin) to reduce delivery costs and transit times while increasing visibility and local to-go sales;

Expand online presence and delivery to Canada and Mexico;

Grow to over 1 million customers served.

Help us maintain a happy society by pioneering a healthy and sustainable dessert delivery service. We believe this is where the future of food is headed!

The Team

Officers and Directors

Name: Arek Reeder

Arek Reeder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Leading and managing all aspects of the business day to day and into the future - Arek currently receives $89,000 in compensation as salary.

- **Position:** CFO
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Ensure that all aspects of our financial operations are in order

Name: Celine Ikeler

Celine Ikeler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO & Founder
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Manages, creates and runs all the marketing and advertising business - Celine currently receives $89,000 in compensation as salary.

- **Position:** Chief Products Officer
  Dates of Service: October 01, 2014 - Present
  Responsibilities: lead and facilitate the creation of products that deliver value to both customers and the business

- **Position:** President, Chairman of the Board & Secretary
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Karma Baker Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing gluten-free baked goods. Our revenues are therefore dependent upon the market for gluten-free baked goods.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that karmabaker.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Karma Baker Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Karma Baker Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Celine Ikeler	720,000	Common Stock	60.0%
Arek Reeder	480,000	Common Stock	40.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,200,000 outstanding.

Voting Rights

1 vote per share - Please see Voting Rights of Securities Sold in this Offering below for more information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,200,000
  Use of proceeds: Initial Issuance of Security
  Date: November 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Summary

Karma Baker is transitioning to be primarily a direct to consumer sales product. In 2020 we began reducing our wholesale business and increasing our direct to consumer business through our website shipping nationwide thereby increasing our revenues by selling at a higher price point. Our aim is to decrease the cost of goods to be under 50%.

We have been operating at a loss while increasing our revenues year over year. Our goal is to increase our margin by rising prices and reducing cost. We are raising prices by selling direct to consumer and investing in marketing. We have been investing in employees, equipment and inventory to reduce costs. This is why we have been operating at a loss. With current projections we hope to begin operating at profitability by end of 2022.

Revenue

Revenue for calendar year 2020 was $900,721, a 15.7% increase compared to year 2019 revenue of $778,001. The increase was due to Online Sales increasing over 265% in 2020 compared to Online Sales in 2019 (Online Sales increased 72% in 2019 compared to 2018). As a result of more focus on Karma Baker direct to consumer business by shipping nationwide through KarmaBaker.com in the U.S. market.

Cost of sales

Cost of sales in 2020 was $729,262, an increase of approximately 36%, from costs of $538,037 in calendar year 2019. The increase was almost entirely due to an increase in labor costs. Due to the increase in Online Sales we hired bakers and shipping managers to meet demand. Online Sales in 2021 are expected to increase by 160%.

Gross margins

2020 gross profit decreased by -28% over 2019 from $239,964 to $171,459 due to an increase in shipping and shipping supplies costs associated with the ramping up of Online Sales.

Expenses

The Company's expenses consist of, among other things, ingredients and kitchen supplies, shipping and shipping supplies, product packaging, direct labor, marketing and sales expenses, fees for professional services, research and development expenses for creating and designing products and recipes.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our business model has changed to direct to consumer sale. Past cash was primarily generated through wholesale orders. Our goal is to increase our margin by rising prices and reducing cost. We are raising prices by selling direct to consumer and investing in marketing. We have been investing in employees, equipment and inventory to reduce costs. Karma Baker is transitioning to be primarily a direct to consumer sales product. In 2020 we began redusing our wholesale business and increasing our direct to consumer business through our website shipping nationwide thereby increasing our revenues by selling at a higher price point. Our aim is to decrease the cost of goods to be under 50%.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, the Company has capital resources available in the form of a low interest rate SBA loan in the amount of $257,307. The company currently has $264,629 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our future company operations.

If critical: These funds are required to support our growth as an online direct to consumer business, while hoping to achieve 3 new stores.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate at its current operation for 4-6 years. This is based on a current monthly burn rate of $5,000 for expenses related to cost of goods sold, overhead and payroll. We would reduce expenses and stop investing in growth to keep the business running even longer.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinately based on projections that make the company profitable. As well as, supporting our anticpated expanision.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an additional SBA loan.

Indebtedness

- **Creditor:** Independence Bank

Amount Owed: $128,460.00
Interest Rate: 8.25%
Maturity Date: September 01, 2029

- **Creditor:** EIDL SBA
  Amount Owed: $137,659.00
  Interest Rate: 3.7%
  Maturity Date: July 25, 2029

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

Our valuation was reached by using a 3.65 x multiple and our gross revenue for 2021 - based upon industry practice, 3.2* gross revenue is the common valuation methodology - Using a sales multiple is a common valuation metric in the CPG space especially when it comes to smaller packaged food brands. We believe we warrant a higher gross multiple than average because the market for plant based foods is growing at a higher rate than many other sectors of the industry, expecting to reach $162 billion within the decade according to a report by Bloomberg Intelligence. More than 50% of millennials are trying to incorporate plant-based and unprocessed foods into their diet. Additionally, we have continued to grow our online footprint, and our online sales has grew on average of 160% since 2018, with 51% of our customers placing repeat orders. Therefore, we believe that our industry and adaptibility, we are not a typical food and beverage company.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  96.5%
  our goal is to gain as many new customers as possible

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Grow to over 1 million customers served by increasing online adds with google, facebook and instagram. Advertising with strategic partners like VegNews, VegOutLA, and Purchasing opt-in email lists for people interested in Vegan and Gluten-Free food. Continue to develop strategic partnerships and prove out campaign models.

- *Research & Development*
  50.0%
  Open 3 more satellite bakeries in major cities that are centrally located with high demand for vegan desserts (i.e. New York, Chicago, and Austin) to reduce delivery costs and transit times while increasing visibility and local to-go sales

- *Company Employment*
  12.0%
  10 new salaries paid for 3 months for new location. We would need a Kitchen Manager, Cake Decorator, Head Baker, Shipping and Receiving Manager, Online Manager, Head Packer, 4 Customer Service and Sales Reps.

- *Inventory*
  19.5%
  Purchasing ingredients and packaging fro baking products at new location

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.karmabaker.com (https://karmabaker.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karma-baker

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Karma Baker, Inc.

[See attached]

KARMA BAKER LLC

Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Karma Baker LLC
Thousand Oaks, California

We have reviewed the accompanying financial statements of Karma Baker LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 30, 2021
Los Angeles, California

KARMA BAKER LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	32,878	$	35,114
Account receivables, net		61,258		49,650
Inventories		7,341		4,181
Total current assets		**101,477**		**88,945**
Property and Equipment, net		64,973		36,492
Total assets	**$**	**166,450**	**$**	**125,436**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	13,023	$	20,346
Current portion of Loan and Promissory Note		55,429		20,232
Credit card		12,066		10,873
Other current liabilities		357		188
Total current liabilities		**80,875**		**51,639**
Loan and Promissory Note		257,307		125,744
Total liabilities		**338,182**		**177,382**
MEMBERS' EQUITY				
Members' equity		(171,732)		(51,946)
Total members' equity		**(171,732)**		**(51,946)**
Total liabilities and members' equity	**$**	**166,450**	**$**	**125,436**

See accompanying notes to financial statements.

KARMA BAKER LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	900,886	$	778,001
Cost of goods sold		729,468		538,069
Gross profit		171,417		239,932
Operating expenses				
General and administrative		253,710		280,850
Research and development		1,667		5,185
Sales and marketing		23,100		15,062
Total operating expenses		278,477		301,097
Operating income/(loss)		(107,060)		(61,166)
Interest expense		7,786		17,159
Other Loss/(Income)		1,153		(3,638)
Income/(Loss) before provision for income taxes		(115,999)		(74,686)
Provision/(Benefit) for income taxes		800		4,237
Net income/(Net Loss)	**$**	**(116,799)**	**$**	**(78,924)**

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**25,166**
Members contribution		1,812
Net income/(loss)		(78,924)
Balance—December 31, 2019	**$**	**(51,946)**
Capital distribution		(2,987)
Net income/(loss)		(116,799)
Balance—December 31, 2020	**$**	**(171,732)**

See accompanying notes to financial statements.

KARMA BAKER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(116,799)	$	(78,924)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		10,003		26,904
Changes in operating assets and liabilities:				
Acount receivables		(11,608)		(14,678)
Inventories		(3,160)		-
Account Payables		(7,323)		(3,994)
Credit card		1,194		(4,246)
Other current liabilities		169		(36,838)
Net cash provided/(used) by operating activities		**(127,525)**		**(111,776)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(38,484)		(16,512)
Net cash provided/(used) in investing activities		**(38,484)**		**(16,512)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		-		1,812
Capital distribution		(2,987)		
Borrowing on Promisory Note and loan		166,760		145,976
Net cash provided/(used) by financing activities		**163,773**		**147,787**
Change in cash		(2,236)		19,500
Cash—beginning of year		35,114		15,614
Cash—end of year	**$**	**32,878**	**$**	**35,114**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	17,159
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Karma Baker LLC was formed on July 8, 2014 in the state of California. The financial statements of Karma Baker LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Thousand Oaks, California.

Karma Baker is a vegan and gluten-free pastry bakery based in Westlake Village CA. We bake layered cakes, donuts, cookies, brownies, pies, tarts and bread. We have a 3,000 square foot commercial bakery that services three different revenue streams: 1. Online store that ships to all 50 United States 2. A retail store that is attached to the commercial bakery that sells all Karma Baker baked goods and 3. A wholesale business that delivers to 12 stores in Southern California to all the Erewhon and Lassen's stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Kitchen equipment	3-5 years
Furniture	3-5 years
Vehicles	3-5 years
Leasehold Improvements	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its products or from online direct to consumer business, retail store that is attached to the commercial bakery that sells all Karma Baker baked goods and wholesale business that delivers to 12 stores in Southern California to all the Erewhon and Lassen's stores

Cost of sales

Costs of goods sold include the cost of ingredients, packaging and supplies, cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $23,100 and $15,062, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 7,341	$ 4,181
Total Inventories	**$ 7,341**	**$ 4,181**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Tax Liabilities	$ 42	$ 42
Accrued expenses		146
SK Gift cards	315	
Total Other Current Liabilities	**$ 357**	**$ 188**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Kitchen equipment	$ 17,695	$ 16,719
Other equipment	21,673	27,113
Furniture	3,258	1,453
Vehicles	36,620	36,620
Leasehold Improvements	46,658	5,515
Property and Equipment, at Cost	**125,904**	**87,420**
Accumulated depreciation	(60,931)	(50,928)
Property and Equipment, Net	**$ 64,973**	**$ 36,492**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $10,003 and $26,904 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Celine Ikeler	60.0%
Arek Reeder	40.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
EIDL loan	$ 475,000	Variable interst rate	7/5/2019	7/5/2029	$ 1,377	$ 1,377	$ 20,232	$ 117,427	$ 137,659	$ -	$ -	20,232.00	$ 125,744	145,976
PPP loan	$ 41,977	1.00%	4/20/2020	4/20/2022	$ 420	$ 420	$ 27,985	$ 13,992	$ 41,977	-	-	-	-	-
SBA loan	$ 133,100	3.75%	6/15/2020	6/15/2050	$ 4,991	$ 4,991	$ 7,212	$ 125,888	$ 133,100	-	-	-	-	-
Total	$ 650,077				$ 6,788	$ 6,788	$ 55,429	$ 257,307	$ 312,736	$ -	$ -	$ 20,232	$ 125,744	$ 145,976

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020		
2021	$	55,429
2022		43,924
2023		15,939
2024		15,939
2025		15,939
Thereafter		165,567
Total	**$**	**312,736**

8. RELATED PARTY

There are no related party transactions

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	37,907
2022		37,907
2023		37,907
2024		37,907
Thereafter		1,750
Total future minimum operating lease payments	**$**	**153,380**

Rent expense was in the amount of $ 43,724 and $ 61,118 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 30, 2021 the date the financial statements were available to be issued.

During 2021, the company received full forgiveness of PPP loan in the amount of $41,977.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $107,060, an operating cash flow loss of $127,525 and liquid assets in cash of $32,878 which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Karma Baker

Eat.Good.Karma.


KARMA BAKER
ALWAYS VEGAN & GLUTEN-FREE

Website | Westlake Village, CA | FOOD & BEVERAGE

Karma Baker is revolutionizing your favorite dessert. Our Enlightened Baking is 100% plant-based, 100% gluten-free, 100% healthy for you and the planet too. Our mouth-watering cookies, cakes and pies taste as good as they look. And as a result, our sales have soared in the past two years and not just from those seeking vegan and gluten free options. We specialize in creating rich and satisfying desserts. We spent years creating our own butter and egg substitutes when there weren't many choices in the marketplace. Now we wow eaters with a surprising taste and texture, just like the "real thing". And we help the planet by reducing the impact animal-based products have on our climate. We are catapulting forward where other dessert brands left off, giving you your favorite desserts without the ingredients that drag you, and our planet, down. Karma Baker is the future of dessert now; We invite you to take a seat at the table as we bring Enlightened Baking to every home.

$0.00 raised

0 Investors	$6M Valuation
$5.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- **Good karma is baked in:** Karma Baker is changing the face of dessert by proving that the demand for plant-based and gluten-free desserts is insatiable. These desserts are so good and healthy even people that are not necessarily looking for vegan or gluten-free are choosing Karma Baker.
- **The sky's the limit:** The market for plant based foods is skyrocketing, expecting to reach $162 billion within the decade according to a report by Bloomberg Intelligence. More than 50% of millennials are trying to incorporate plant-based and unprocessed foods into their diet. We are making it easy (and delicious) for them.
- **Meeting the Moment.** The pandemic has forever changed how people get the food they want. Our online sales have organically increased on average 160% each year since 2018. With an ever-increasing army of thousands of loyal and enthusiastic customers over the entire US and a large growing social following (41k+ Instagram followers) and great reviews across the board (4.5+ stars).

OVERVIEW

A fresh approach to baked goods

Karma Baker is revolutionizing your favorite dessert by delivering fresh and healthy desserts, consciously and sustainably. We make the desserts you love without the ingredients that drag you – and our planet – down. Our vegan and gluten free tasty treats are made in our conscious and loving bakeries around North America. Our goal is to not only be the best plant-based dessert you've ever had, but to be THE BEST dessert you've ever had, with locations in macro population centers and quick and easy delivery to everyone in the comfort of their homes. We strongly believe that we can make the world a better place with the best plant-based enlightened food. Eat. Good. Karma.


"We make the desserts you love without the ingredients that drag you – and our planet – down."

THE PROBLEM

The demand for healthy, plant-based and gluten-free food is exploding, but when it comes to dessert, most taste like a cardboard substitute for what you really want

There's a reason people think healthy, vegan and gluten-free (GF) food is boring. They've probably had a bad experience because someone just left out the butter and eggs on their chocolate cupcake recipe, and in the name of health replaced it with something green.

Blech.

We specialize in creating rich and satisfying desserts. Creating our own butter and egg substitutes when there weren't many choices in the marketplace. We wow eaters with a surprising taste and texture, just like the "real thing". No one misses the animal-based ingredients and they are happier because of that.

For health reasons many people need to adopt a healthier, plant-based and GF diet or lifestyle and don't live near a vegan bakery. Many don't have the time to source or create their own plant-based and GF goodies in a world still accustomed to rudimentary baking and cooking ingredients.

More and more Doctors are recognizing and prescribing the health benefits of a plant-based diet.


Meat and dairy industries
are amongst the top contributors to global greenhouse emissions.



There is a growing number of people who can't eat *these* ingredients due to allergies, health, ethics, or environmental concerns.



A plant-based diet is the #1 thing an individual can do to reduce their carbon footprint and help the climate

THE MARKET

Plant-based foods are the new normal

The biggest food trend growing in 2020 so far is the desire for more plant-based foods! Plant-based foods continue to win over America's stomachs and wallets with 57 percent of all U.S. households purchased plant-based foods (that's over 71 million households)- up from 53 percent in 2019. Current data tells us unequivocally that an ever-growing number of consumers are incorporating plant-based foods into their diet because they taste good and boost their health. The U.S. retail for plant-based in 2020 grew 27 percent bringing the total plant-based market value to $7 billion.

Additionally, an estimated 83% of Americans are reportedly trying to incorporate more plant-based foods into their diets.



Plant-based foods continue to win over America's stomachs and wallets, with **57% of all US households purchasing plant-based foods in 2020.**


In the US, plant-based retail grew by 27% for a market value of
$7BIL


~83%
of Americans are reportedly trying to incorporate more plant-based foods into their diets.


Eat.Good.Karma.


Eat.Good.Karma.

While the plant based industry is focused on burger joints and alternative milks, we are giving people what they love – with a cherry on top.



Karma Baker is happy to be mirroring this trend as we experienced our fastest and largest growth in online sales in 2020 when we then doubled the size of our physical bakery.

THE SOLUTION

We are saving the planet, your sweet tooth, and your soul's karma


Over
700,000
Items baked and sold in the store and online.

We have created 100% vegan, gluten-free, kosher, and sustainable (100% dairy, egg, and animal-free) desserts that are both delicious and ethically sourced. We are catapulting forward where other dessert brands left off with the best plant-based ingredients available. We offer the dessert you love (without the ingredients you don't): cookies, donuts, holiday treats like pies and gingerbread houses, and of course birthday cakes.

Our founder and head baker, Celine, created Karma Baker so that people around the world could have access to guilt-free great-tasting desserts. We've also perfected our safe, sustainable packaging and delivery process, so that every dessert that gets sent out arrives just as fresh as it was at the bakery, undamaged.


★★★★★
"My favorite gift to give vegans and non-vegans!"

We have had 7,701 online customers since 2018 – our goal is 1 million by 2027!

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


51%
of our online revenue comes from return customers

Karma Baker is an online direct-to-consumer business. We sell freshly baked goods at www.KarmaBaker.com and deliver them via FedEx to our customers in all 50 states (with Canada on the horizon). We bake fresh-to-order and ship our desserts frozen. Right now, we're able to bake and ship all orders within 36 hours after an order is placed. Transit times are between 1-3 days.



Our founder and head baker, Celine, created Karma Baker to provide guilt-free great-tasting desserts to the world!

KARMA BAKER

100% Vegan

100% Gluten-Free

100% Kosher

100% Sustainable


FRESH DAIL

We have done

$5.3MIL

in total revenue since 2015



We have shipped

12,144

packages nationwide.





We bake fresh-to-order and ship our desserts frozen.



"We will overachieve to be there for the conscious person that wants a damn good cookie to eat."

WHY INVEST

We love baking and we believe in being amazing

We believe that the quality and dedication that goes into making our products is what sets us apart from other bakeries. With investment we plan to:

- Open 3 more satellite bakeries in major U.S. cities that are centrally located with high demand for vegan desserts (i.e. New York, Chicago, and Austin) to reduce delivery costs and transit times while increasing visibility and local to-go sales
- Expand online presence and delivery to Canada and Mexico
- Grow to over 1 million customers served

Help us maintain a happy society by pioneering a healthy and sustainable dessert delivery service. We believe this is where the future of food is headed!

With investment we aim to:


KARMA BAKER
1) Open 3 more satellite bakers to reduce delivery costs and transit time


KARMA
2) Expand online presence and delivery to Canada



3) Grow to over 1 million customers served

Meet Our Team



Arek Reeder

Founder, CEO & CFO

Arek's experience in the art world and online sales plus a lifelong vegetarian lifestyle have cultivated the perfect skills as our CGO (Chief Generator Officer). He has a vision that reaches beyond a small storefront bakery and complements Celine's creative impulses with the follow-through of a true generator. Arek loves his dream job leading this great team of bakers into the future. Everybody loves Arek, it is his super power, because whether you work at the post office or run a fortune 500 he will connect with you be your friend. Everyone that works for him knows that when he says the door to his office is open he doesnt mean it like some nice saying to make you feel better, he really means that you can come to him anytime for any reason even just to say "hi".



Celine Ikeler

Founder, President, CMO, Chief Products Officer, Chairman of the Board & Secretary

Celine Ikeler is the original Karma Baker. Her creative know-how runs deep. Her art school start led her to a career in the computer animation world, always with a side of home baking. Once her allergies and food restrictions led her to create a far superior gluten-free flour blend than anything else on the market, she dug deep into the alt food world and has become a star. She created butter and egg substitutes before there were any on the market which resulted in a far superior vegan GF baked good than anyone had ever experienced. The bakery was launched after about 8 years of R&D and is still the bar for which every alt bakery compares. She and Arek share a desire to really change things up in the foodie world. Baking, selling and supporting customers in making a better choice for themselves and the planet.

Offering Summary

Company	:	Karma Baker, Inc.
Corporate Address	:	1145 Lindero Canyon Rd. , Westlake Village, CA 91362
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,000,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	200,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$6,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Tier 1 - $500+ = $50 Karma Kard

Tier 2 - $1000+ = $100 Karma Kard + "Eat Good Karma" Sweatshirt

Tier 3 - $2500+ = $250 Karma Kard + "Eat Good Karma" Sweatshirt

Tier 4 - $10,000+ = 25% off entire site for 1 year + "Eat Good Karma" Sweatshirt

The 10% StartEngine Owners' Bonus

Karma Baker, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 per share, you will receive and own 110 shares of Common Stock for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My heart ached for the little girl next door who couldn't eat anything from the local bakery at her own birthday party. So I created a plant-based brownie that was shockingly scrumptious. Suddenly, the whole neighborhood was begging for more, and Karma Baker was born.

Karma Baker has one mission - sharing enlightened desserts with everyone. Our delectable treats are plant-based, gluten-free, kosher, sustainable, organic, and can be shipped anywhere in the USA.

We spent years perfecting recipes that substitute egg and dairy so that our mouth-watering sweets taste like your childhood favorites - but better for your health and the environment

And based on our internal research, we've mastered the delicate art of delivery so your online order arrives in as little as one day in our safe, sustainable packaging that preserves flavor and freshness.

Speaking of sustainability, just one Karma cupcake saves 210 gallons of water compared to a regular cupcake.

We believe we're meeting the insatiable demand for plant-based food in a market that is expected to reach $162 billion in the decade with 83% of Americans trying to incorporate more plant-based foods into their diet. We increased online sales on average by 160% every year since we first started shipping nationwide, with over half our revenue from returning customers.

We hope to lead the $2.77 billion global plant-based desserts market to the future with plans to open three more satellite bakeries across the country, to reduce transit times, expand our online presence, and reach an international customer base.

Nothing tastes sweeter than celebrating with your loved ones while doing the right thing for your body and our planet . Join the party and eat good Karma today.

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